May 29, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:     Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust

File Nos. 333-191940 and 811-22906

Post-Effective Amendment No. 9

Dear Ms. Dubey:

Thank you for your additional telephonic comments on March 27, 2015 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2015. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on May 29, 2015. Please note we have decided not to complete registration for Virtus Long Short Equity Fund; therefore, the prospectus and Statement of Additional Information to be filed under Rule 485(b) will not contain updated information for that fund. Additionally, we have not included responses to any additional comments relating to that fund in this letter.

Comment 1.            Page 6, Principal Investment Strategies, fourth paragraph, first sentence. Regarding Response #23 in your response letter, the staff is not satisfied with your proposed disclosure changes. Please identify the strategies that will be used to manage the fund; currently you have identified the asset classes in which the fund will invest, but have not identified the strategies that the fund will use surrounding or within those asset classes. (Refer to Item 4(a) of Form N-1A and Rule 35(d).

Response 1.            We have revised the referenced disclosure.

Comment 2.           Page 2, Principal Investment Strategies, third sentence. Regarding Response #26 in your response letter, if investment in contingent convertible securities is to be considered a principal investment strategy, please specifically reference these securities in the description of the fund’s principal investment strategies.

Response 2.            We have added the requested disclosure.

Comment 3.            Page 6, Principal Investment Strategies and Principal Risks. Regarding the fund’s intention to use short sales, please confirm that dividends and interest expenses will be included in the fund’s Annual Fund Operating Expenses table.

Response 3.            Since the fund will take short positions primarily through use of derivatives, it is not anticipated that it will incur such expenses. We have therefore made no changes in response to this comment.

Securities distributed by VP Distributors, LLC

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer S. Fromm

Jennifer S. Fromm

cc: Ann Flood

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